EXHIBIT 99.4

PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7833 4652

The Directors
Barclays Bank PLC
1234 Pavilion Drive
Northampton
NN4 7SG

The Directors
Gracechurch Card Funding (No. 2) PLC
54 Lombard Street
London
EC3P 3AH

The Directors
Barclaycard Funding PLC
54 Lombard Street
London
EC3P 3AH

The Directors
Gracechurch Receivables Trustee Limited
26 New Street
St. Helier
Jersey
JE2 3RA

July 15, 2003

Dear Sirs

Report of Independent Accountants

1.	We have examined management’s Annual Servicer Certificate (Exhibit 99.3) that Barclays Bank PLC (“the Servicer”), a wholly owned subsidiary of Barclays PLC, has fulfilled its obligations, in its capacity as Servicer, in respect of the minimum servicing requirements for the credit card receivables arising on designated accounts as set forth in the clauses of the Beneficiaries Servicing Agreement between Barclaycard Funding PLC and Barclays Bank PLC dated 23 November 1999 (“BSA”) specified in paragraph 3 below during the year ended 31 December 2002. Management is responsible for the Servicer’s compliance with those requirements. Our responsibility is to express an opinion on Servicer’s fulfilment of obligations under the BSA based on our examination.

2.	Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting management’s assertion about the company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicer’s compliance with specified servicing requirements.

3.	We examined the Servicer’s compliance with the BSA clauses 2.1 d, 2.1.e, 2.1.f, 2.1.j, 2.2.a, 2.5.a and 2.5.b, using definitions set forth in the Master Definitions schedule between Gracechurch Receivables Trustee Limited, Barclays Bank PLC and Barclaycard Funding PLC dated 24 October 2002.

4.	In our opinion, the Servicer complied, in all material respects to the financial statements of the Servicer, with the aforementioned servicing requirements for the year ended 31 December 2002.

Yours faithfully,

PricewaterhouseCoopers LLP